

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

M. Brent Stevens
Chief Executive Officer
Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC
301 Bell Street
Dubuque, Iowa 52001

      Re: Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC
      Form 10-K: For the Fiscal Year Ended December 31, 2009
      Filed on March 30, 2010
      File No. 333-117800, 333-105587-01, 333-88829

Dear Mr. Stevens:

    We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Lyn Shenk
                      Branch Chief